CHINA VITUP HEALTH CARE HOLDINGS, INC.

108-1 Nashan Road

Zhongshan District

Dalian, P.R.C.

March 30, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Sonia Barros

Attn: Ms. Suzanne Hayes

100 F Street N.E.

Washington, DC  20549

RE:

China Vitup Health Care Holdings, Inc.

Request for Withdrawal of Registration Statement on Form 10-SB12G

Commission File No. 0-52489

Ladies and Gentlemen:

On behalf of China Vitup Health Care Holdings, Inc., (the “Company”), this letter requests the immediate withdrawal of the Registration Statement on Form 10-SB12G filed by the Company on March 5, 2007. The Company is in receipt of your comment letter dated March 14, 2007.  In that letter you indicated that the Company failed to comply with the requirements of the Securities and Exchange Act of 1934, the rules and regulations under the Act, and the requirements of the form due to the Company’s failure to include financial statements for the fiscal year ended December 31, 2006. The Company has determined that it is not in the Company’s best interests to allow its Form 10-SB12G to become effective in a deficient form.  For this reason, the Company requests the immediate withdrawal of the Registration Statement on Form 10-SB12G.

Should you have any questions or comments with respect to the above request, please contact the Company’s legal counsel, Gary Joiner, at (303) 494-3000. Thank you for your attention to this matter.

Sincerely Yours,

/s/ Shubin Wang

Chairman of the Board